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                                                                     EXHIBIT II



January 5, 1999

Gary Skoien
Chief Executive Officer
Horizon Group Properties
77 West Wacker Drive, Suite 3900
Chicago, IL 60601

Re: Proposed Business Combination with Horizon Group Properties, Inc.
    ("Horizon") and its affiliates

Dear Mr. Skoien:

The purpose of this letter is to propose a merger/business combination transaction between Prime Capital Holding, LLC ("PCH") and Horizon. The following will briefly describe PCH and will specifically address a number of key terms of our offer.

Prime Capital Holding - PCH is a privately owned company, which through its subsidiary, Prime Capital Funding, LLC ("PCF"), has 34 employees and operates as a fully integrated real estate finance company with production offices in New York, Chicago and San Francisco. The portfolio is serviced by PCF's loan administration group in Chicago. PCH is owned 75% by The Prime Group Inc., a diversified real estate company controlled by Michael W. Reschke, and 25% by myself. Formed in September 1997, we have been active in providing senior and mezzanine financing to the real estate industry since December of last year. Our initial capitalization consisted of $45,000,000 of equity capital and two warehouse lines of credit, which total $400,000,000.

To date, PCF has funded over $320,000,000 in mortgage loans. Over 80% of our loan portfolio is comprised of shorter term, floating rate securitizable loans. Because of our focus on the origination of floating-rate product, we have avoided most of the inventory price declines experienced by fixed-rate mortgage originators. PCF clearly has demonstrated that it fills a niche in the marketplace as a full service real estate finance company.

THE PROPOSED TRANSACTION -

BUSINESS COMBINATION VALUATION - PCH will contribute all the assets and liabilities of PCF, which has a current net asset value of $40,000,000 to Horizon in exchange for 5,714,255 newly

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issued Horizon common shares (or OP units convertible into Horizon common shares) at $7.00 per share, which represents a 75% premium to its current market price of $4.00. In addition to the contribution of PCF assets, PCH will purchase at closing an additional 2,857,127 of newly issued Horizon common shares (or OP units convertible into Horizon shares) for a cash purchase price of $20,000,000 ($7.00 per share) and will have the option to purchase up to an additional $30,000,000 in Horizon stock (at $7.00 per share) within 180 days after the closing of the transaction. Therefore, at a minimum, PCH would beneficially own, on a fully diluted basis, a total of 8,571,383 common shares, representing approximately 71% of all outstanding common shares and, if PCH exercises its above described option to purchase the maximum additional shares, it would own 12,857,097 shares, which would represent approximately 79% of all outstanding common shares.

TAX STATUS - We are currently studying the advantages and disadvantages of the REIT vs. C-Corp. structure for the resulting company. A number of key issues need to be resolved before a structure can be recommended. At this time we anticipate that the resulting company will continue as a REIT.

CORPORATE STRUCTURE/MANAGEMENT - The resulting company will be engaged in two principal lines of business, with each structured as separate operating divisions and sharing common corporate level administrative support staff (i.e., finance, accounting, legal, human resources, information technology, etc.). This structure should produce G&A cost savings in excess of $2,000,000. The first operating business is a fully integrated real estate finance company. I will serve as the President-CEO of this operating division. The second line of business is to continue its business plan of maximizing value in its existing portfolio of outlet centers as well as to seek additional acquisitions of undervalued retail properties for repositioning and sale. You would continue as CEO of this division and I would propose that we would serve as co-CEOs of the resulting company.

OTHER EMPLOYEES - Over the due diligence period, we will evaluate the strengths and weaknesses of employees in redundant positions and select the highest qualified person in each case.

BOARD COMPOSITION - At the closing, additional directors selected by PCH shall be appointed to join the Board. A majority of the new Board shall be "independent" as defined by the N.Y.S.E. Michael W. Reschke shall serve as Chairman of the Board.

NAME CHANGE - At the closing, the Company shall change its name to "Prime Capital Funding, Inc."

CONTINGENCIES - This offer is subject to (1) the satisfactory completion of due diligence by both PCH and Horizon with respect to Horizon and its assets and PCH and its assets, respectively, (2) the negotiation and execution of mutually acceptable definitive agreements regarding the transactions contemplated herein, and (3) obtaining all third-party consents required to complete the transaction including the board and shareholders of Horizon and the SEC.

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SCHEDULE - We are prepared to commit all necessary resources to completing these transactions as expeditiously as possible. Assuming that we agree to move forward, we would estimate a 30-day due diligence period after Board approval of this proposal. During the 30-day due diligence period, the parties would agree to negotiate and execute a definitive agreement, to obtain all third party approvals, and to file proxy/registration material with the SEC. The closing will occur upon receipt of shareholder approval.

This transaction will provide substantial benefits to the Horizon shareholders.

TRANSACTION VALUES HORIZON AT A PREMIUM - Valuing Horizon at $7.00 per share represents a 75% premium to its current market price of $4.00 per share.

INCREASES SHAREHOLDER VALUE - We believe the proposed transaction will create substantial shareholder value. Based on our analysis of your public filings, in combination with our business plan for PCH, we believe that the proposed transaction will be accretive for the Horizon shareholders and that the resulting company will benefit from an earnings multiple significantly better than the current Horizon multiple.

LARGER CAPITAL BASE, INCREASED LIQUIDITY AND BROADER ACCESS TO THE CAPITAL MARKETS - The investment of $60,000,000 equity (a minimum of $20,000,000 cash) will provide new equity capital for growth. We are confident that the larger capital base, the dynamic business plan, and tax efficiencies of the combined companies will draw analyst coverage from the street and lead to improved multiples for the company.

This letter supersedes all prior letters to you. I would like to reiterate my strong conviction that this transaction is both accretive for Horizon shareholders, and more importantly, positions the resulting company for significant stock appreciation through FFO growth and multiple expansion. If you have any questions, I can be reached at (212) 808-3037. I look forward to working with you.

Sincerely,


/s/ James W. Roiter


James W. Roiter
President and Chief Executive Officer

cc: Michael W. Reschke